UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 24, 2023, the board of directors (the “Board”) of JX Luxventure Limited (the “Company”) and shareholders of a majority of the Company’s voting power, approved, by written consent in lieu of a meeting (a) a reverse stock split of the Company’s outstanding common stock, $0.0001 par value per share (the “Common Stock”) in a ratio of not less than 1-for-5 and not more than 1-for-15 (the “Split Range”) and granted the Board the ultimate authority to determine the exact split ratio of the reverse stock split within the Split Range, and (b) the form, terms, and provisions of an Amendment to the Amended and Restated Articles of Incorporation (the “Amendment”). On April 17, 2023, the Board determined that, based on the market price of the Company’s Common Stock, a 1-for-10 split ratio would be appropriate (the “Reverse Stock Split”).

On April 25, 2023, the Company filed the Amendment with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, implementing the Reverse Stock Split. The Amendment became effective upon filing. A copy of the Amendment is filed as Exhibit 3.1 to this Report.

Upon the opening of the market on April 26, 2023, the Company’s Common Stock will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a one-for-ten (1-for-10) post-split basis under the current symbol “JXJT” but with a new CUSIP number.

The Reverse Stock Split is intended to regain compliance by the Company with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”), since the Company has not regained compliance with the Minimum Bid Requirement during the initial 180 calendar day compliance period granted by Nasdaq, which ended on April 24, 2023.

As a result of the Reverse Stock Split, every ten (10) shares of the Company’s Common Stock then issued and outstanding will automatically, and without any action of the Company or any holder thereof, be combined, converted, and changed into one (1) validly issued and non-assessable share of Common Stock without any change of the par value per share or the total authorized number of shares of capital stock the Company is authorized to issue. No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share of Common Stock, provided further, that shareholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per share of Common Stock on Nasdaq on April 25, 2023, a day preceding the effectiveness of the Reverse Stock Split on Nasdaq.

Except for de minimus adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did will not have any dilutive effect on our shareholders, since each shareholder holds the same percentage of our Common Stock outstanding immediately following the Reverse Stock Split as such shareholder held immediately prior to the Reverse Stock Split.

The Company’s transfer agent, American Stock Transfer and Trust Company, is acting as the exchange agent for the Reverse Stock Split and will send instructions to shareholders of record regarding the exchange of certificates of Common Stock, if the shares were issued in certificated form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation

3